SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ) 1

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

120076104

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

P.O. Box 3459

150 East Hansen Avenue

Jackson, WY 83001-3459

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

November 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 120076104	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,340,175
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,340,175
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.18%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Build-A-Bear Workshop, Inc., (the “Company”) as filed with the Securities and Exchange Commission on November 12, 2015, there were 16,385,392 shares of Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of November 10, 2015.

   As of November 23, 2015 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 1,340,175 Shares.

CUSIP No. 120076104	Page 3 of 9 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-advisor for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Build-A-Bear Workshop, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 1954 Innerbelt Business Center Drive, St. Louis, MO 63114.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-advisor for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: P.O. Box 3459 150 East Hansen Avenue Jackson, WY 83001-3459
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,419,109.40

Tonga Partners, L.P.: $3,157,360.48

Tristan Partners, L.P.: $5,347,661.17

Tristan Offshore Fund, Ltd.: $2,607,167.83

Cannell Separately Managed Accounts: $2,244,626.25

The Investment Vehicles have invested an aggregate amount of approximately $14,775,925.13 in the Shares.

CUSIP No. 120076104	Page 4 of 9 Pages

Item 4. Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

On November 17, 2015, Mr. Cannell advocated to the Chairwoman of the Company, Ms. Mary Lou Fiala, the following:

a) Appointment of Mr. Charles M. Gillman, or other candidates, to the Company’s Board of Directors; and

b) Tendering for $40 million or more of the Shares in a modified “Dutch Auction” tender with tender prices between $12 and $13 per Share; or a single price tender of $12.50 per Share.

On November 23, 2015, drafts of the relevant Forms “TO” were supplied to the Company by Cannell Capital LLC without cost.

Above and beyond the discussions summarized above, Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D. Generally Cannell Capital supports the efforts, strategy, and changes instituted by the new officers of the Company.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on November 12,2015, there were 16,385,392 Common Shares issued and outstanding as of November 10, 2015.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,340,175 Shares, or approximately 8.18% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

(Purchases)
Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	10/29/2015	9,316	14.2601	Buy
Cuttyhunk	10/29/2015	4,854	14.2574	Buy
Tonga	10/29/2015	10,149	14.2574	Buy
Tristan Offshore	10/29/2015	3,353	14.2574	Buy

CUSIP No. 120076104	Page 5 of 9 Pages

(Purchases)
Entity	Date	Quantity	Price Per Share	Form Of Transaction

Tristan	10/29/2015	6,422	14.2574	Buy
Cannell SMAs	10/30/2015	46,494	15.2159	Buy
Cuttyhunk	10/30/2015	23,451	15.2094	Buy
Tonga	10/30/2015	49,027	15.2094	Buy
Tristan Offshore	10/30/2015	16,200	15.2094	Buy
Tristan	10/30/2015	31,028	15.2094	Buy
Cannell SMAs	11/02/2015	18,620	15.0376	Buy
Cuttyhunk	11/02/2015	22,517	15.0376	Buy
Tonga	11/02/2015	46,560	15.0376	Buy
Tristan Offshore	11/02/2015	15,373	15.0376	Buy
Tristan	11/02/2015	29,420	15.0376	Buy
Cannell SMAs	11/03/2015	5,647	15.2445	Buy
Cuttyhunk	11/03/2015	6,829	15.2445	Buy
Tonga	11/03/2015	14,119	15.2445	Buy
Tristan Offshore	11/03/2015	4,662	15.2445	Buy
Tristan	11/03/2015	8,923	15.2445	Buy
Cannell SMAs	11/04/2015	2,140	15.0324	Buy
Cuttyhunk	11/04/2015	2,588	15.0324	Buy
Tonga	11/04/2015	5,345	15.0324	Buy
Tristan Offshore	11/04/2015	13,173	15.0324	Buy
Tristan	11/04/2015	26,754	15.0324	Buy
Cannell SMAs	11/05/2015	1,344	15.1386	Buy
Cuttyhunk	11/05/2015	1,625	15.1386	Buy
Tonga	11/05/2015	3,357	15.1386	Buy
Tristan Offshore	11/05/2015	8,272	15.1386	Buy
Tristan	11/05/2015	16,801	15.1386	Buy
Cannell SMAs	11/06/2015	372	15.0814	Buy
Cuttyhunk	11/06/2015	450	15.0814	Buy
Tonga	11/06/2015	930	15.0814	Buy
Tristan Offshore	11/06/2015	2,292	15.0814	Buy
Tristan	11/06/2015	4,656	15.0814	Buy
Cannell SMAs	11/09/2015	1,184	14.9038	Buy
Cuttyhunk	11/09/2015	1,431	14.9038	Buy
Tonga	11/09/2015	2,954	14.9038	Buy
Tristan Offshore	11/09/2015	7,278	14.9038	Buy
Tristan	11/09/2015	14,774	14.9038	Buy

CUSIP No. 120076104	Page 6 of 9 Pages

(Sales)
Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	09/25/2015	1,589	19.2628	Sale
Cuttyhunk	09/25/2015	4,223	19.2627	Sale
Tonga	09/25/2015	1	19.2600	Sale
Cannell SMAs	09/30/2015	1,423	18.6122	Sale
Cuttyhunk	09/30/2015	3,660	18.6122	Sale
Tonga	09/30/2015	7	18.6129	Sale
Cannell SMAs	10/01/2015	3,303	18.6955	Sale
Cuttyhunk	10/01/2015	7,394	18.6955	Sale
Tonga	10/01/2015	8	18.6963	Sale

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 120076104	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2015

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 120076104	Page 8 of 9 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 120076104	Page 9 of 9 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  November 24, 2015

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member